FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

KOKUBU & CO., LTD. and MITSUI & CO., LTD.

agree to enter into an equity alliance

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 3, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

April 3, 2007

Mitsui & Co., Ltd.

For immediate release

To whom it may concern

KOKUBU & CO., LTD. and MITSUI & CO., LTD.

agree to enter into an equity alliance

KOKUBU & CO., LTD. (“Kokubu”), a leading Japanese food wholesaler, and Mitsui & Co., Ltd. (“Mitsui”) have agreed in principle to enter into an equity alliance in wholesale businesses of foods and liquor in Hokkaido area, Japan. Detailed information is as follows.

1. Background

Kokubu, MITSUI FOODS CO., LTD. (“MITSUI FOODS”), and Mitsui have been continuing discussions seeking for the optimum business alliance formation among the three companies based on a strategic alliance agreement signed in last April. Parties have reached an agreement where Mitsui shall consolidate its food and liquor wholesale subsidiaries in the Hokkaido area, and then Kokubu shall make an equity participation into such consolidated organization.

Through this equity participation Kokubu and its wholesale subsidiaries (“Kokubu Group”), who will have the largest wholesale market share of foods and liquor in Hokkaido, will seek to offer various functions and competitive pricing to customers.

2. Outline and schedule of the equity alliance

1)	Hokushuren Co., Ltd. (“Hokushuren”), a foods and liquor wholesale subsidiary of Mitsui, will restructure its capital structure by combining capital reduction and allocation of new shares to Mitsui.

2)	MITSUI FOODS will transfer major part of its businesses of its Hokkaido Branch to Hokushuren by the end of September 2007.

3)	Kokubu will purchase 70 percent of Hokushuren shares from Mitsui on October 1, 2007, with the purchase price to be determined later.

Kokubu and Mitsui will make every effort to implement this reorganization, together with these two subsidiaries of Mitsui.

Kokubu and Mitsui will also seek for further effort to improve the quality of service provided to customers, including business combinations or integration of distribution bases and IT system among Hokushuren and other Kokubu Group companies in Hokkaido area.

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3. Outline of Mitsui’s food and liquor wholesale subsidiaries in Hokkaido area

Company Name	Hokushuren, Co., Ltd	MITSUI FOODS CO., LTD
Address of Head Office	Sapporo, Hokkaido, Japan	Chuo-ku, Tokyo, Japan (Hokkaido Branch: Sapporo, Hokkaido, Japan)

Representative	Yasuyuki Inamura	Shinichi Mizutani

Paid-in Capital	1,639 million yen	12,031 million yen

Sales (Year ended March 2006)	69.7 billion yen	542.3 billion yen (Hokkaido Branch: 51.8 billion yen)

Business	Wholesale of liquor and foods	Wholesale of foods and beverages

Major Shareholders (As of September 2006)	Mitsui 67.1% Other 32.9%	Mitsui 99.9% Other 0.1%

4. Impact on Mitsui’s consolidated financial results

The impact of this integration and capital affiliation on Mitsui’s consolidated financial results is insignificant.

For further information, please contact:

Mitsui & Co., Ltd.
Corporate Communications Division
Telephone: +81-3-3285-7566
Investor Relations Division
Telephone: +81-3-3285-7910

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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